Securities and Exchange Commission

                        Washington, D.C.  20549


                             Schedule 13D


               Under the Securities Exchange Act of 1934

                         FIELDS AIRCRAFT SPARES, INC.
                 -------------------------------------
                           (Name of Issuer)

                      Common Stock, $.05 par value
                --------------------------------------
                    (Title of Class of Securities)

                                316572106
                           ----------------
                            (CUSIP Number)


                           F. Mark Kuhlmann
                     McDonnell Douglas Corporation
                          Post Office Box 516
                       St. Louis, MO 63166-0516
                               314-232-0232
                --------------------------------------
                  (Name, Address and Telephone Number
                    of Person Authorized to Receive
                      Notices and Communications)


                 ------------------------------------
                 (Date of Event which Requires Filing
                          of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.  [X]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

                    (Continued on following pages)

                             PAGE 1 OF 10


CUSIP NUMBER: 316572106                           PAGE 2 OF 10 PAGES



- ---------------------------------------------------------------------

1)     Names of Reporting Persons; S.S. or I.R.S. Identification
       McDonnell Douglas Corporation,  43-0400674
- ---------------------------------------------------------------------

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  N/A
     (b)  N/A
- ---------------------------------------------------------------------

3)     SEC Use Only
- ---------------------------------------------------------------------

4)     Source of Funds (See Instructions)                        00*
- ---------------------------------------------------------------------
5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                            N/A
- --------------------------------------------------------------------

6)     Citizenship or Place of Organization                      MD
- ---------------------------------------------------------------------
   Number of     7)     Sole Voting Power                   355,626**
    Shares        ---------------------------------------------------
 Beneficially
   Owned by      8)     Shared Voting Power
Each Reporting     --------------------------------------------------
 Person With
                 9)     Sole Dispositive Power              355,626**
                   --------------------------------------------------

                10)     Shared Dispositive Power
- ---------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            355,626**
- ---------------------------------------------------------------------

12)     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                N/A
- ---------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11)    26.5%**












CUSIP NUMBER: 316572106                           PAGE 3 OF 10 PAGES


- ---------------------------------------------------------------------

14)     Type of Reporting Persons (See Instructions)              CO
- ---------------------------------------------------------------------

* Beneficial ownership in Issuer was acquired by Filer in exchange for certain debt owed to Filer by a subsidiary of Issuer.


** Filer currently owns 586,862 shares of Series A Convertible Preferred Stock of Fields Aircraft Spares Incorporated, a wholly-owned subsidiary of the Issuer. Filer is entitled to receive 25% of the outstanding common shares of Issuer on a fully diluted basis at the time of exercising its convertible rights to acquire the common shares. Within 10 days following the date on which the common shares are approved for quotation on, and are quoted for trading on, the Nasdaq Stock Market as a SmallCap market security, the Filer is required to convert its interest into common shares of the Issuer. The numbers shown on lines 7, 9 and 11 represent the number of common shares in the Issuer which the Filer would have obtained if it exercised such rights at the date of this
     Schedule 13D. The percentage ownership on line 13 assumes that none of the outstanding options to acquire Issuer's common stock held by third parties have been exercised. The numbers shown on lines 7, 9, 11 and 13 are to the best of Filer's knowledge based on the number of common shares and options to acquire common shares outstanding as reported in Issuer's most recently available filings with the Securities and Exchange Commission. See Item 6 herein.

CUSIP NUMBER: 316572106                           PAGE 4 OF 10 PAGES


ITEM 1. SECURITY AND ISSUER
- ---------------------------

The securities to which this Schedule relate are the common shares, $.05 par value of FIELDS AIRCRAFT SPARES, INC. (the "Issuer"). The Issuer's principal executive offices are located at 2251-A Ward Avenue, Simi Valley, CA 93065.

ITEM 2.  IDENTITY AND BACKGROUND
- --------------------------------

This Schedule is being filed on behalf of the following person ("Filer"):

   1.  (a)   Name - McDonnell Douglas Corporation

       (b)   Principal business address - Post Office Box 516
                                          St. Louis, MO 63166-0516

       (c) The present principal occupation or employment of Filer and Filer's directors, executive officers and controlling persons are set forth in Exhibit A and Exhibit B, respectively, which are attached hereto and incorporated herein by reference.

       (d) During the past five years, neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit B, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

        (f)  Citizenship - Maryland


   2. The name, address, present principal employment and citizenship of each of Filer's directors, executive officers and controlling persons are set forth in Exhibit B which is attached hereto and incorporated herein by reference.










CUSIP NUMBER: 316572106                           PAGE 5 OF 10 PAGES


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
- -----------------------------------------------------------

     In February 1995, Filer exchanged approximately $6,808,000 of debt owed to Filer by Fields Aircraft Spares Incorporated, a California corporation and a wholly-owned subsidiary of Issuer ("Subsidiary") for Series A Convertible Preferred Stock of the Subsidiary which are convertible into common shares of the Issuer. See Item 6 herein.

ITEM 4.  PURPOSE OF TRANSACTION
- -------------------------------

     The purpose of the acquisition of securities in the Subsidiary was the partial payment of debt owed to Filer which was incurred by Subsidiary in the ordinary course of business. The purpose of conversion into common shares of the Issuer, as discussed in Item 6 herein, shall be to obtain an interest in the Issuer for investment purposes. There are no current plans or proposals to acquire additional securities in the Issuer or dispose of securities in the Issuer. Upon listing of Issuer's securities with Nasdaq, the Filer must convert its current securities into common shares of the Issuer. The Filer does not have any current plans or proposals which relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (d) Any material change in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



CUSIP NUMBER: 316572106                           PAGE 6 OF 10 PAGES

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (i)  Any action similar to any of those enumerated above.

     There was no recent transaction which made a material change in the percentage of stock beneficially owned by Filer. Instead, the reason for this filing is the recent Form 10-SB filed by the Issuer which now subjects Filer to new reporting obligations, including the filing of this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
- ---------------------------------------------
     (a) The aggregate number and percentage of the class of the Issuer's common shares beneficially owned by the reporting person is as follows:

               NUMBER OF                                 PERCENTAGE
REPORTING    SHARES OWNED          NUMBER OF SHARES          OF
 PERSON    PURSUANT TO OPTIONS   BENEFICIALLY OWNED        CLASS
- ------------------------------------------------------------------

Filer             -0-                 355,626*              26.5%*

* Filer currently owns 586,862 shares of Series A Convertible Preferred Stock of Fields Aircraft Spares Incorporated, a wholly-owned subsidiary of the Issuer. Filer is entitled to receive 25% of the outstanding common shares of Issuer on a fully diluted basis at the time of exercising its convertible rights to acquire the common shares. Within 10 days following the date on which the common shares are approved for quotation on, and are quoted for trading on, the Nasdaq Stock Market as a SmallCap market security, the Filer is required to convert its interest into common shares of the Issuer. The number represents the number of common shares in the Issuer which the Filer would have obtained if it exercised such rights at the date of this Schedule 13D. The percentage of class assumes that none of the outstanding options to acquire Issuer's common stock held by third parties have been exercised. The numbers shown are to the best of Filer's knowledge based on the number of common shares and options to acquire common shares outstanding as reported in Issuer's most recently available filings with the Securities and Exchange Commission. See Item 6 herein.

     The reporting person filing this Schedule does not comprise a group with any other person.

     (b) Subject to the restrictions set forth in the Voting Agreement, incorporated by reference as Exhibit C hereto (the "Voting Agreement"), Filer will, upon conversion of its Preferred Stock, have sole power to vote approximately 355,626 shares beneficially owned by it. Subject to the restrictions set forth in the Voting Agreement, Filer will, upon conversion of its Preferred Stock, have sole dispositive power of approximately 355,626 shares beneficially owned by it. Filer is entitled to receive 25% of the outstanding common shares of Issuer on a fully diluted basis at the time of exercising its convertible rights to acquire the common shares. Within 10 days following the date on which the common shares are approved for

CUSIP NUMBER:  316572106                              PAGE 7 OF 10 PAGES

quotation on, and are quoted for trading on, the Nasdaq Stock Market as a SmallCap market security, the Filer is required to convert its interest into common shares of the Issuer. The number of shares discussed in this paragraph represents the number of common shares in the Issuer which the Filer would have obtained if it exercised such rights at the date of this Schedule 13D. See Item 6 herein.

     (c) Except as set forth herein, neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has effected any transaction in the common shares of Issuer during the past 60 days.

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
- ---------------------------------------------------------------------

     As partial payment of debt owed to Filer which was incurred by Subsidiary in the ordinary course of business, Filer received 586,862 shares of Series A Convertible Preferred Stock of the Subsidiary (the "Preferred Stock") pursuant to the Debt Restructure Agreement incorporated by reference as Exhibit D hereto. The Preferred Stock prohibits the Subsidiary from paying any dividends on the Subsidiary's common shares without a dividend equal to at least 25% of the total amount of dividends paid to the holders of the common shares being paid to the holders of the Preferred Stock. The holders of the Preferred Stock are also entitled to a liquidation preference of $5,000,000. Accordingly, upon liquidation of the Subsidiary, no amounts would be distributed to other holders of equity securities of the Subsidiary until at least $5,000,000 has been distributed to holders of the Preferred Stock. Holders of the Preferred Stock are entitled to vote on any matter submitted to shareholders of the Subsidiary. In addition, holders of the Preferred Stock must approve certain corporate actions of the Subsidiary.

     Filer and Issuer have entered into a Securities Exchange Agreement incorporated by reference as Exhibit E hereto. The Securities Exchange Agreement provides for the mandatory exchange of the Preferred Stock for 25% of the issued and outstanding common shares of the Issuer on a fully diluted basis (i.e. immediately following the exchanges, Filer will own 25% of the total number of common shares issued or potentially issuable pursuant to any outstanding warrants, options or other common share purchase rights) within 10 days following the earlier of (i) the date on which the common shares of Issuer are approved for quotation on, and are quoted for trading on, the Nasdaq Stock Market as a SmallCap Market Security or (ii) written request by Filer. The Securities Exchange Agreement further provides for the Issuer to register the common shares issued to Filer in connection with the Securities Exchange Agreement under certain circumstances.

     The Filer has entered into a Voting Agreement, incorporated by reference as Exhibit C hereto, with certain shareholders of Issuer that provides Filer with, among other things, the right to appoint up to 25% of the slate of directors of Issuer and the Subsidiary and the


CUSIP NUMBER: 316572106                           PAGE 8 OF 10 PAGES



obligation to vote for items reasonably necessary to obtain listing on Nasdaq Stock Market of Issuer's common shares. The Voting Agreement also contains certain transfer restrictions with regard to the Preferred Stock of the Subsidiary owned by Filer and, following the conversion discussed above, the common stock of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
- ------------------------------------------

Exhibit A  Present principal occupation or employment of Filer.

Exhibit B  Name, citizenship, business address and present principal employment of each director, executive officer and controlling person of Filer.

Exhibit C  Voting Agreement dated February 7, 1995 among Filer, Issuer,
           Peter Frohlich, Alan Fields, and Lawrence Troyna, incorporated herein by reference to Exhibit 5.1 to the Issuer's Registration Statement on Form 10-SB, filed with the Commission on October 30, 1995.

Exhibit D  Debt Restructure Agreement dated February 7, 1995 between
           Filer and Issuer, incorporated herein by reference to
           Exhibit 6.1 to the Issuer's Registration Statement on Form 10-SB, filed with the Commission on October 30, 1995.

Exhibit E  Securities Exchange Agreement dated February 7, 1995 between
           Filer and Issuer, incorporated herein by reference to
           Exhibit 6.2 to the Issuer's Registration Statement on Form 10-SB, filed with the Commission on October 30, 1995.


SIGNATURES
- --------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 30, 1996

                              McDONNELL DOUGLAS CORPORATION

                                   /s/ F. Mark Kuhlmann
                              By:  ---------------------------
                              Name:    F. Mark Kuhlmann
                              Title:   Senior Vice President
                                       and General Counsel